FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 26, 2007

Commission File Number: 001-33356

Gafisa S.A.
(Translation of registrant’s name into English)

Av. Nações Unidas No. 4777, 9th floor
São Paulo, SP, 05477-000
Federative Republic of Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Gafisa S.A.

TABLE OF CONTENTS

Item

1.	Press Release dated March 26, 2007

GAFISA S.A.
CNPJ/MF nº 01.545.826/0001-07
NIRE nº 35.300.147.952
Publicly-Held Corporation

RELEASE

GAFISA S.A., a publicly-held corporation, with head offices in the city of São Paulo, state of São Paulo, at Avenida das Nações Unidas, nº 4.777, 9th floor (“Gafisa”), hereby, pursuant to CVM Instruction no 358/2002, announces to its shareholders and the market, the following:

1.  Gafisa will concentrate its activities in the mid-low-income segment of the real estate market, which encompasses residential units of an estimated price between R$55,000.00 and R$130,000.00 and targets the segment of the Brazilian population with an income level of between 3 and 20 times minimum wages (salário mínimo brasileiro), through FIT Residencial Empreendimentos Imobiliários Ltda. (“FIT Residencial”), one of its wholly-owned subsidiaries.

2.  FIT Residencial will operate with an independent management team developing standardized projects throughout a National footprint, aiming at returns of scale, and taking action to deliver accessible financing to its target customers.

3.  With such purpose in mind, FIT Residencial and Caixa Econômica Federal (“Caixa”) celebrated an agreement (“Agreement”) to provide credit lines to finance the development and marketing of up to 6,000 residential units (“Credit Lines”), focusing on the segment of the Brazilian population with an income of up to 10 times the minimum wages (salário mínimo brasileiro). The Credit Lines that will be made available by Caixa does not imply, however, any commitment or perspective of launching the above mentioned number of residential units by FIT Residencial.

4.  The Credit Lines shall be extended according to Caixa’s budgetary disposal, as well as aligned with the guidelines of the Brazilian Government’s Growth Acceleration Program (Programa de Aceleração do Crescimento - PAC) and the market demand.

5.  The Agreement will allow FIT Residencial to develop projects with delivery deadlines less than 18 months and each residential unity shall be within the scope of Caixa’s financing.

6.  The Agreement will be terminated on April of 2008, unless extended.

São Paulo, March 26th, 2007.

GAFISA S.A.
/s/ Alceu Duílio Calciolari
Alceu Duílio Calciolari
Director of Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gafisa S.A.

Date:	March 26, 2007	By:	/s/ Alceu Duílio Calciolari
			Name:	Alceu Duílio Calciolari
			Title:	Chief Financial Officer and
Director of Investor Relations